UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

The Zweig Fund
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

989834 20 5
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 989834 20 5

1	NAME OF REPORTING PERSON Karpus Management, Inc., d/b/a Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,124,537
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,124,537
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,124,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 989834 20 5

1	NAME OF REPORTING PERSON Karpus Investment Management Profit Sharing Plan Fund C – Growth Common Stock Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 18,100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 18,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 989834 20 5

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,273*
	8	SHARED VOTING POWER 28,305*
	9	SOLE DISPOSITIVE POWER 12,273*
	10	SHARED DISPOSITIVE POWER 28,305*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,578*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

_______________
*See Items 2 and 5.

CUSIP NO. 989834 20 5

1	NAME OF REPORTING PERSON Glen T. Insley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 989834 20 5

1	NAME OF REPORTING PERSON Arthur Charles Regan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 989834 20 5

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 3,124,537 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 15.4% of the outstanding Shares. All funds that have been utilized in making such purchases are from such Accounts.

The aggregate purchase price of the 3,124,537 Shares beneficially owned by Karpus is approximately $40,865,335, excluding brokerage commissions.

The aggregate purchase price of the 18,100 Shares held by Karpus Fund is approximately $241,092, excluding brokerage commissions.

The aggregate purchase price of the 22,478 Shares held by Mr. Karpus and the Karpus Entities (excluding the Shares held by Karpus Fund) is approximately $297,384, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 20,278,893 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2015 as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on September 8, 2015.

CUSIP NO. 989834 20 5

A.	Karpus

(a)	As of the close of business on February 26, 2016, Karpus beneficially owned the 3,214,537 Shares held in the Accounts.

Percentage: Approximately 15.4%

(b)	1. Sole power to vote or direct vote: 3,124,537
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,124,537
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

B.	Karpus Fund

(a)	As of the close of business on February 26, 2016, Karpus Fund beneficially owned 18,100 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 18,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 18,100

(c)	Karpus Fund has not entered into any transactions in the Shares since the filing of the Schedule 13D.

CUSIP NO. 989834 20 5

C.	Mr. Karpus

(a)	As of the close of business on February 26, 2016, Mr. Karpus, beneficially owned 12,273 Shares. In addition, Mr. Karpus may be deemed to beneficially own the 28,305 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 12,273
2. Shared power to vote or direct vote: 28,305
3. Sole power to dispose or direct the disposition: 12,273
4. Shared power to dispose or direct the disposition: 28,305

(c)
Mr. Karpus has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of the Karpus Entities since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

D.	Mr. Insley

(a)	As of the close of business on February 26, 2016, Mr. Insley did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Insley has not entered into any transactions in the Shares since the filing of the Schedule 13D.

CUSIP NO. 989834 20 5

E.	Mr. Regan

(a)	As of the close of business on February 26, 2016, Mr. Regan did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Regan has not entered into any transactions in the Shares since the filing of the Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 989834 20 5

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 2016

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Senior Tax-Sensitive Manager

KARPUS INVESTMENT MANAGEMENT PROFIT SHARING PLAN FUND C – GROWTH COMMON STOCK FUND

By:	/s/ Kathleen F. Crane
	Name:	Kathleen F. Crane
	Title:	Chief Financial Officer & Chief Compliance Officer of Karpus Investment Management

/s/ George W. Karpus
GEORGE W. KARPUS

/s/ Glen T. Insley
GLEN T. INSLEY

/s/ Arthur Charles Regan
ARTHUR CHARLES REGAN

CUSIP NO. 989834 20 5

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	100 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	1,125 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	None
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	None
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	None

CUSIP NO. 989834 20 5

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment 1 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

SEPARATELY MANAGED CLIENT ACCOUNTS OF
KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT

Purchase of Common Stock	18,361	11.30	2/10/2016
Purchase of Common Stock	43,687	11.11	2/11/2016
Purchase of Common Stock	23,577	11.26	2/12/2016
Purchase of Common Stock	20,500	11.46	2/16/2016
Purchase of Common Stock	17,662	11.69	2/17/2016
Purchase of Common Stock	17,675	11.80	2/18/2016
Purchase of Common Stock	27,032	11.77	2/19/2016
Purchase of Common Stock	69,498	11.97	2/22/2016
Purchase of Common Stock	7,078	12.02	2/23/2016
Sale of Common Stock	(1,175)	11.97	2/24/2016
Purchase of Common Stock	2,600	12.14	2/25/2016
Purchase of Common Stock	11,938	12.28	2/26/2016